Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,
	December 31, 2011		December 31, 2010
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000

Revenue, net	3,746,591	594,612	3,787,478	601,101
Cost of goods sold	(2,710,554)	(430,185)	(2,468,787)	(391,815)
Gross profit	1,036,037	164,427	1,318,691	209,286
Other income	41,942	6,657	15,333	2,433
Research & development costs	(84,720)	(13,446)	(78,212)	(12,413)
Selling, general and administrative expenses	(356,853)	(56,635)	(461,916)	(73,310)
Operating profit	636,406	101,003	793,896	125,996
Finance cost	(56,024)	(8,891)	(32,875)	(5,218)
Share of profit/(loss) of associates	193	31	(182)	(29)
Share of loss of joint ventures	(44,213)	(7,017)	(47,389)	(7,521)
Profit before tax from continuing operations	536,362	85,126	713,450	113,228
Income tax expense	(84,106)	(13,348)	(159,944)	(25,384)
Profit for the period from continuing operations	452,256	71,778	553,506	87,844
Discontinued operations	(15,333)	(2,433)	11,630	1,846
Profit for the period	436,923	69,345	565,136	89,690

Attributable to:
Owners of the Parent	342,552	54,366	448,925	71,246
Non-controlling interests	94,371	14,979	116,211	18,444
	436,923	69,345	565,136	89,690

Net earnings per common share	9.19	1.46	12.05	1.91

Unit sales	104,352		115,460

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,
	December 31, 2011		December 31, 2010
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000

Revenue, net	15,444,429	2,451,147	16,205,570	2,571,945
Cost of goods sold	(12,002,149)	(1,904,831)	(12,197,258)	(1,935,796)
Gross profit	3,442,280	546,316	4,008,312	636,149
Other income	56,726	9,003	87,618	13,906
Research & development costs	(328,140)	(52,078)	(324,123)	(51,441)
Selling, general and administrative expenses	(1,648,804)	(261,678)	(1,823,373)	(289,383)
Operating profit	1,522,062	241,563	1,948,434	309,231
Finance cost	(156,173)	(24,786)	(130,446)	(20,703)
Share of profit/(loss) of associates	1,518	241	(121)	(19)
Share of loss of joint ventures	(81,150)	(12,879)	(53,902)	(8,555)
Profit before tax from continuing operations	1,286,257	204,139	1,763,965	279,954
Income tax expense	(224,619)	(35,649)	(327,862)	(52,034)
Profit for the period from continuing operations	1,061,638	168,490	1,436,103	227,920
Discontinued operations	(15,816)	(2,510)	13,809	2,192
Profit for the period	1,045,822	165,980	1,449,912	230,112

Attributable to:
Owners of the Parent	791,790	125,663	1,117,297	177,324
Non-controlling interests	254,032	40,317	332,615	52,788
	1,045,822	165,980	1,449,912	230,112

Net earnings per common share	21.25	3.37	29.98	4.76

Unit sales	510,777		551,592

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	September 30,	September 30,	September 30,
	As of December 31, 2011		As of December 31, 2010
	RMB ‘000	US$ ‘000	RMB ‘000

Cash and cash equivalents	4,124,776	654,633	4,060,990
Trade and bills receivable, net	6,707,617	1,064,549	4,234,475
Inventories, net	2,416,056	383,446	2,632,860
Current assets	13,906,195	2,207,017	11,380,903
Total assets	19,193,102	3,046,089	16,246,263
Trade and bills payable	4,813,009	763,861	5,699,334
Short-term and long-term interest bearing loans and borrowings	3,696,731	586,699	625,393
Equity attributable to owners of the Parent	5,529,880	877,633	5,097,947

3